SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                               FINAL AMENDMENT TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       and
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

                             -----------------------


                    Enstar Income/Growth Program Six-B, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                      Madison/OHI Liquidity Investors, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                           --------------------------

                                                       Copy to:
     Ronald M. Dickerman                               Lance D. Myers, Esq.
     Madison Liquidity Investors 104, LLC              Cullen and Dykman
     Madison/OHI Liquidity Investors, LLC              177 Montague Street
     P.O. Box 7461                                     Brooklyn, New York 11201
     Incline Village, Nevada 89452                     (718) 780-0048
     (212) 687-0251

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO. None                                                            14D-1

1.      Name of Reporting Person
        S.S. or I.R.S. Identification Nos. of Above Person

        Madison Liquidity Investors 104, LLC
        134022656

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [X]

3.      SEC Use Only

4.      Sources of Funds (See Instructions)

        WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        [ ]

6.      Citizenship or Place of Organization

        Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,795 Madison Partnership Liquidity Investors 36, LLC
          204 Madison Liquidity Investors 104, LLC
            6 Gramercy Park Investments, LP
        -----
        2,005

8.      Check if the Aggregate in Row (7) Excludes Certain Shares (See
        Instructions)

        [ ]

9.      Percent of Class Represented by Amount in Row (7)

        5.5

10.     Type of Reporting Person (See Instructions)

        OO

CUSIP NO. None                                                            14D-1

1.   Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person

        Madison/OHI Liquidity Investors, LLC
        137167955

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

        WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

        [ ]

6.   Citizenship or Place of Organization

        Delaware

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,795  Madison Partnership Liquidity Investors 36, LLC
          204  Madison Liquidity Investors 104, LLC
            6  Gramercy Park Investments, LP
        -----
        2,005

8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

        [ ]

9.   Percent of Class Represented by Amount in Row (7)

        5.5

     10. Type of Reporting Person (See Instructions)

        OO

CUSIP NO. None                                                            14D-1

        This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware limited liability company, and Madison/OHI Liquidity Investors, LLC (the "Bidders"), with the Securities and Exchange Commission on February 8, 1999, relating to the tender offer by the Bidders to purchase up to 3,625 Units of limited partnership interests ("Units") of Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Bidders' Offer to Purchase dated February 5, 1999 and the related Agreement of Assignment and Transfer (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

        Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

        Item 10(f) is hereby amended and supplemented as follows:

       On March 24, 1999, the Bidders issued a press release, attached hereto as Exhibit (a)(5), announcing that the offer to purchase Units of the Partnership expired, as scheduled, at 12:00 midnight, Eastern Standard Time, on Tuesday, March 9, 1999. The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

        Item 11 is hereby amended and supplemented as follows:

        (a)(5)  Press Release issued by the Bidders on March 24, 1999.


                                         SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1999


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director

By:     /s/ Ronald M. Dickerman
        Ronald M. Dickerman, Managing Director


Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director

By:     /s/ Ronald M. Dickerman
        Ronald M. Dickerman, Managing Director

CUSIP NO. None                                                            14D-1


                                        EXHIBIT INDEX


Exhibit        Description
-------        -----------
(a)(5)         Press Release issued by the Bidders on March 24, 1999.